November 12, 2010

VIA FACSIMILE AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561

Attn:	Max A. Webb, Assistant Director

	Re:	AeroVironment, Inc.
Form 10-K filed June 25, 2010
File No. 001-33261

AeroVironment, Inc. (the “Company”) hereby responds to the comment letter dated November 2, 2010, related to the above-referenced filings, as follows. Each SEC staff comment is repeated for reference, followed by the Company’s response.

Schedule 14A filed August 20, 2010

Executive Compensation Discussion and Analysis, page 18

1. We note on page 26 that you awarded bonuses pursuant to your Management Bonus Plan to Messrs. Herring and Kim.  While you state that employees that are not named executive officers are eligible for these awards based on “achievement of financial goals,” the criteria upon which awards were based for Messrs. Herring and Kim are unclear.  Please confirm that in future filings you will disclose the criteria upon which Management Bonus Plan awards are granted to named executive officers.  If these criteria are based on the achievement of financial goals, please confirm that in future filings you will disclose the specific performance targets used to determine cash bonus amounts pursuant to the management plan.  Alternatively, provide a supplemental analysis as to why it is appropriate to omit these targets.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient.  In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

RESPONSE:

In future filings, we will disclose the criteria, including specific performance targets, upon which Management Bonus Plan awards are granted to named executive officers.

The Company hereby acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this response letter, please contact the undersigned at (626) 357-9983 x252 or, in my absence, Leslie R. Ravestein, Vice President and Corporate Counsel of the Company, at (626) 357-9983 x544.

Sincerely,

/s/ Jikun Kim

Jikun Kim
Senior Vice President and Chief Financial Officer

cc:
Brian Ring, Ernst & Young LLP